UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Juniper Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-34501
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1133 Innovation Way, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)
Robert Mobassaly (408) 745-2000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

In accordance with Rule 13p-l promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD (this “Form”), Juniper Networks, Inc. has filed a Conflict Minerals Report, which is attached as Exhibit 1.01. A copy of this Form and the Conflict Minerals Report are publicly available at https://www.juniper.net/us/en/company/citizenship-sustainability/supply-chain/#tab=dtabs-4.

The content of any website referred to in this Form, including any exhibit hereto, is included for general information only and is not incorporated by reference in this Form.

Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 —Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
Exhibit 1.01	Conflict Minerals Report for the calendar year ended December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Juniper Networks, Inc.
(Registrant)

By:	/s/ Robert Mobassaly	Date: May 29, 2025
Name:	Robert Mobassaly
Title:	Senior Vice President, General Counsel and Secretary